Exhibit 1(a)

SETTLEMENT AGREEMENT AND RELEASE

This Settlement Agreement and Release (“Agreement”) is entered into by and between Charles T. Sellers (“Sellers”) on the one hand and LaneAxis, Inc. (“LaneAxis”) and Rick L. Burnett (“Burnett”) on the other hand. Sellers, LaneAxis, and Burnett are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties”. This Agreement is effective only upon execution by all the Parties.

RECITALS

WHEREAS, LaneAxis is a Delaware Corporation with its current principal place of business in Las Vegas, Nevada, USA;

WHEREAS, Burnett is, and at all relevant times was, the President and Chief Executive Officer of LaneAxis and Chairman of the LaneAxis Board of Directors;

WHEREAS, in October 2019, Burnett asked Sellers to loan LaneAxis One Hundred Thousand Dollars ($100,000.00) and promised to repay Sellers pursuant to the terms of a promissory note dated October 4, 2019, as amended in writing on February 1, 2020 (collectively, the “Promissory Note”);

WHEREAS, Burnett and LaneAxis never repaid Sellers;

WHEREAS, the following is currently due and owing to Sellers pursuant to the Promissory Note: 10,700,000 shares of paid-up LaneAxis common stock; 10,700,000 common stock purchase options exercisable at a cost of Twenty Cents ($0.20) each; 1,500,000 Axis International Tokens and Five Hundred Sixty Thousand Dollars ($560,000.00) cash;

WHEREAS, on March 16, 2021, Sellers filed a complaint against LaneAxis and Burnett alleging causes of action for (1) breach of promissory note, (2) promissory fraud, (3) specific performance, (4) breach of contract, (5) specific performance, and (6) access to corporate books and records, thereby initiating the case styled Sellers v. LaneAxis, Inc., et al, San Diego Superior Court Case No. 37-2021-00011935-CU-BC-CTL (the “Action”);

WHEREAS, on or about May 3, 2021, LaneAxis and Burnett filed a cross-complaint against Sellers in the Action alleging causes of action for (1) usury, (2) breach of fiduciary duty, (3) fraud, (4) negligent misrepresentation, (5) concealment, and (6) professional negligence.

WHEREAS, on or about June 7, 2021, LaneAxis and Burnett filed a first amended cross-complaint against Sellers in the Action alleging causes of action for (1) usury, (2) breach of fiduciary duty, (3) fraud, (4) negligent misrepresentation, (5) concealment, and (6) professional negligence.

WHEREAS, on or about September 1, 2023, LaneAxis’ answer and cross-complaint were stricken by the Court after its counsel withdrew from representing LaneAxis in the Action and LaneAxis failed to obtain new counsel.

WHEREAS, the Parties wish to resolve the claims asserted in the Action.

NOW THEREFORE, the Parties hereby agree and covenant as follows:

AGREEMENT

1. Incorporation of Recitals.  The Recitals set forth above are incorporated into and made part of the terms of this Agreement by this reference.

2. Settlement Payments: In exchange for Sellers dismissing his complaint in the Action and other considerations, the amount and sufficiency of which is hereby acknowledged, LaneAxis and Burnett agree as follows:

2.1. LaneAxis and Burnett shall execute Promissory Notes in the total amount of Five Million Dollars ($5,000,000 USD), which are attached hereto as Exhibit 1.

2.2. Sellers and Burnett shall cause all currently issued and outstanding LaneAxis preferred shares to be transferred to Sellers.

2.3. LaneAxis shall issue Forty Million (40,000,000) shares of fully paid-up common stock at the direction of Sellers. These shares may be issued at any time and to any party of Sellers’ choosing. All shares shall be issued effective as of October 4, 2019, irrespective of the issue date listed on the certificate. Sellers will pay par value ($0.0001 per share) to establish a cost basis for the stock. A Reconciliation of Damages Incurred to Settlement Reached is attached hereto as Exhibit 2.

2.4. LaneAxis shall issue Five Million (5,000,000) shares of fully paid-up preferred stock, convertible into fully paid-up common stock at a rate of one to ten (1:10), at the direction of Sellers. These shares may be issued at any time and to any party of Sellers’ choosing. All shares shall be issued effective as of October 4, 2019, irrespective of the issue date listed on the certificate. Sellers will pay par value ($0.0001 per share) to establish a cost basis for the stock. A Reconciliation of Damages Incurred to Settlement Reached is attached hereto as Exhibit 2.

2.5. Upon execution of this Agreement, Burnett shall take all steps to cause Sellers to be elected Chairman of the LaneAxis Board of Directors and Chief Executive Officer.

2.6. Burnett and all others shall resign as both Members of the LaneAxis Board of Directors, and as Officers of the Corporation, once Sellers is elected to these positions.

3. Dismissal. In exchange for the settlement payments identified in Paragraph 2 above, Sellers agrees to dismiss his complaint with prejudice. Sellers shall file a request for dismissal with prejudice within ten (10) business days of LaneAxis and Burnett complying with their Settlement Payment obligations, as set forth in Paragraph 2. Sellers also agrees to destroy all original purchase options currently in his possession, as well as the original note payable.

4. Release of Claims by Sellers. In exchange for the promises contained in this Agreement, Sellers hereby gives the following release:

4.1. Upon this Agreement becoming effective, and excepting the rights and obligations under this Agreement, Sellers, on behalf of himself and his agents (actual or ostensible), successors, predecessors, assignees, officers, directors, attorneys, and employees, release LaneAxis and Burnett and their agents (actual or ostensible), successors, predecessors, assignees, officers, directors, attorneys, and employees from any and all currently existing claims, demands, obligations, actions, causes of action, rights, damages, costs, or losses of any nature, whether based in tort, contract, or any other theory of recovery, that relate to the claims at issue in the Action, whether such claims are known or unknown, suspected or unsuspected, or presently existing or contingent.

5. Release of Claims by LaneAxis and Burnett: In exchange for the promises contained in this Agreement, both LaneAxis and Burnett hereby give the following release:

5.1. Upon this Agreement becoming effective, and excepting the rights and obligations under this Agreement, LaneAxis and Burnett, on behalf of themselves and their agents (actual or ostensible), successors, predecessors, assignees, officers, directors, attorneys, and employees, release Sellers and his agents (actual or ostensible), successors, predecessors, assignees, officers, directors, attorneys, and employees from any and all currently existing claims, demands, obligations, actions, causes of action, rights, damages, costs, or losses of any nature, whether based in tort, contract, or any other theory of recovery, that relate to the claims at issue in the Action, whether such claims are known or unknown, suspected or unsuspected, or presently existing or contingent.

6. Waiver of California Civil Code Section 1542. California Civil Code Section 1542 states as follows:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

The parties expressly and completely waive and release any right or benefit they have or may have under California Civil Code section 1542 pertaining to the matters released herein. In connection with such waiver and relinquishment, the Parties acknowledge they are aware they may hereafter discover claims presently unknown or unsuspected or facts in addition to or different from those they know or believe to be true. Nevertheless, it is the intention of the Parties, after having an opportunity to consult with counsel, to release all claims released in this Agreement. In furtherance of such intention, the releases herein given shall be and remain in effect as full and complete releases of such matters notwithstanding the discovery or existence of any such additional or different claims or facts relative thereto.

7. Dispute Resolution. The Parties agree that the following dispute resolutions shall apply to any dispute arising out of or relating to this Agreement:

7.1.  The Parties hereby agree that the San Diego County Superior Court shall retain jurisdiction over all Parties to this Agreement, pursuant to Code of Civil Procedure Section 664.6, both to enforce the terms of this Agreement and to enter judgment in accordance with the terms of this Agreement.

7.2. This Agreement shall be interpreted under and governed by the laws of the State of California, USA.

7.3. Any legal action arising out of or relating to this Agreement shall be filed in the Superior Court for the County of San Diego, State of California, USA. The Parties consent to the jurisdiction of the Superior Court for the County of San Diego for purposes of adjudicating any dispute arising out of or relating to this Agreement.

7.4. The prevailing party in any dispute arising out of or relating to the enforcement of this Agreement shall be entitled to recover his, her or their reasonable attorneys’ fees and other related costs.

8. Further Assurances. The Parties agree to execute all such other documents and to take such other actions as may reasonably be necessary to further the purposes of this Agreement.

9. Time is of the Essence. Time is of the essence for the performance of any and all obligations under this Agreement.

10. Construction of Agreement. This Agreement is the product of negotiation and preparation by and among the Parties. This Agreement shall not be deemed prepared or drafted by one Party or another and should be construed accordingly. The rule that ambiguity in language is to be construed against the author shall have no effect as to this Agreement.

11. Integration. This Agreement contains the entire Agreement between the Parties relating to the Action, and all prior or contemporaneous agreements, understandings, representations and statements, whether oral or written and whether by a party or such party’s legal counsel, are merged herein.

12. Severability. In the event that any provision of this Agreement is found to be illegal or otherwise unenforceable, the remaining provisions shall remain in effect and enforceable, it being the intention of the Parties that any invalid provisions to this Agreement are severable.

13. No Reliance on Prior Representations. The Parties enter into this Agreement based solely upon their own knowledge and investigation of the facts. Except as to the recitals, representations and warranties contained herein, the Parties agree they have not relied upon any representations or statements of fact, law or opinion by any Party or attorney in entering into this Agreement. The Parties expressly waive any claim that this Agreement was in any way induced by fraud and/or mistake.

14. Binding Effect. This Agreement shall be binding upon and inure to the benefit of all Parties, their insurers and their past and present heirs, executors, administrators, trustors, trustees, beneficiaries, predecessors, successors, members, assigns, partners, partnerships, parents, subsidiaries, affiliated and related entities, officers, directors, principals, agents (actual or ostensible), servants, employees, representatives and all persons, firms, associations and/or corporations connected with them including, without limitation, their insurers and sureties.

15. Attorneys’ Fees and Costs. Except as is otherwise set forth herein, the Parties agree they each shall bear their own attorneys’ fees and costs related to the Action and the preparation of this Agreement.

16. Advice of Counsel. The Parties agree they (i) have read this Agreement; (ii) were afforded full opportunity to have the provisions, and consequences of this Agreement fully explained by legal counsel; and (iii) freely and voluntarily signed this Agreement.

17. Paragraph Headings. Paragraph headings, titles or captions contained herein are inserted as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or any provision hereof. Nor shall any heading, title or caption affect the interpretation of any paragraph hereto.

18. Counterparts. This Agreement may be executed in either electronic or facsimile counterparts with the same effect as if all original signatures were placed onto one document and which, when taken together, shall constitute one original agreement.

19. Voluntary Agreement. The Parties hereby agree that they have carefully read this entire Agreement, and both know and understand its contents. The Parties also agree that they have full capacity to execute this Agreement, and do so both willingly and without duress.

IN WITNESS WHEREOF, the Parties hereby enter into this Agreement by signing their names below:

Date: August 31, 2024	/s/ Charles T. Sellers
Charles T. Sellers

Date: August 31, 2024	/s/ Rick L. Burnett
Rick L. Burnett, as an Individual

Date: August 31, 2024	/s/ Rick L. Burnett
Rick L. Burnett, as Chairman and CEO
LaneAxis, Inc. a Delaware Corporation